Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677
January 31, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Filing Desk
Washington, DC 20549
Mail Stop 6010
Attn: Jim B. Rosenberg
Par Pharmaceutical Companies, Inc. (the “Company”)
(Commission File No. 1-10827)

Form 10-K for the fiscal year ended December 31, 2005
filed on March 15, 2006

Form 10-Q for the quarter ended April 2, 2006
filed on May 12, 2006

Dear Ladies and Gentlemen:
     Reference is hereby made to the comment letter of Jim B. Rosenberg, Senior Assistant Chief Accountant of the staff (the “Staff”) of the Office of Health Care and Insurance of the Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”), dated September 11, 2006 (the “Comment Letter”).
     Based on the Company’s telephonic discussions with the Staff on January 30, 2007, the following is our confirmation that the Company will provide the supplemental disclosures of the reconciliation of unrealized gains and losses on marketable securities and the reconciliation of the minimum pension liability in tabular formats as part of the Company’s revised comprehensive (loss) income disclosure that is part of the “Stockholders’ Equity” Note to Consolidated Financial Statements. This disclosure is in addition to our disclosure detailed in our response to the verbal comment regarding our response letter, dated January 11, 2007, and filed as correspondence as of January 24, 2007. The Company hereby respectfully requests that the Staff review and consider the Company’s additional disclosures contained herein, which additional disclosures will be substantially incorporated into the Company’s amended filings, as appropriate. The Company is actively working on restating certain of its financial statements, but such work is not yet complete. The amounts and disclosures included herein are for illustrative purposes only, unaudited and subject to change. Nevertheless, in order to expedite the review process, we are providing to the Staff the Company’s anticipated presentation, including tentative restated financial information.

     The Company will disclose the additional tabular disclosures of the reconciliation of unrealized gains and losses on marketable securities and the reconciliation of the minimum pension liability as part of the Company’s revised comprehensive (loss) income disclosure that is part of the “Stockholders’ Equity” Note to Consolidated Financial Statements, as permitted by paragraph 26 of FAS 130, as follows:
Note 14 - Stockholders’ Equity:
Comprehensive (loss) income:

	For the Years Ended December 31,
	2005	2004	2003
Net (loss) income	$(15,309)	$7,558	$106,584
Other comprehensive (losses) gains:
Defined benefit pension plan, net of tax	(134)	(61)	(72)
Unrealized (loss) gain on marketable securities, net of tax	(1,165)	1,084	(1,555)

Other comprehensive (losses) gains	(1,299)	1,023	(1,627)

Comprehensive (loss) income	$(16,608)	$8,581	$104,957

     The following table summarizes the reclassification adjustments for gains (losses) on marketable securities that were realized for each fiscal year and included in net income;

	2005	2004	2003
Unrealized gain (loss) on marketable securities, net of tax	$8,603	$1,084	$(1,555)
Less: reclassification adjustments for (gains) losses included in net income	(9,768)	—	—

Net unrealized (loss) gain on marketable securities, net of tax	$(1,165)	$1,084	$(1,555)
The reconciliation of the unrealized gains and losses on marketable securities for fiscal years December 31, 2005 and 2004 is as follows:

Unrealized (Loss) /
Gain on Marketable
Securities
Balance, December 31, 2003	$(2,530)
Unrealized gain on marketable securities ($1,084, plus tax provision of $674)	1,758

Balance, December 31, 2004	$(772)
Unrealized (loss) on marketable securities ($(1,165), plus tax benefit of $(761))	(1,926)

Balance, December 31, 2005	$(2,698)

The reconciliation of the minimum pension liability for fiscal years December 31, 2005 and 2004 is as follows:

Minimum pension
liability for defined
benefit pension plan
Balance, December 31, 2003	$(117)
Increase in minimum pension liability ($(61), plus tax benefit of $(39))	(100)

Balance, December 31, 2004	$(217)
Increase in minimum pension liability ($(134), plus tax benefit of $(84))	(218)

Balance, December 31, 2005	$(435)

We trust that the foregoing response satisfactorily addresses the Staff’s request. If you have any questions or further comments, please do not hesitate to contact me at (201) 802-4269 or via facsimile at (201) 391-7693.

Sincerely,
/s/ Gerard A. Martino
Gerard A. Martino
Executive Vice President and Chief Financial Officer

Copies to:	Jim B. Rosenberg
Lisa Vanjoske
Christine Allen

cc:	Patrick G. LePore
Thomas Haughey, Esq.
Stephen Connoni, Esq.
Whitney Smith, Esq.